Kinetics Mutual Funds, Inc.
Kinetics Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 26, 2024

VIA EDGAR TRANSMISSION

Mr. Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Kinetics Mutual Funds, Inc. (the “Company”)
File Nos.: 333-78275 and 811-09303
Kinetics Portfolios Trust (the “Trust”)
File No. 811-09923

Dear Mr. Long:
This letter responds to comments provided by the U.S. Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) on August 28, 2024 regarding the Company’s Form N-CSR filed on March 5, 2024 Accession No. 0001821268-24-000042 under the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of its series (each, a “Fund” and together, the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Comment 1.    We note that a number of the Funds have large holdings in Grayscale Bitcoin Trust and Texas Pacific Land Corp. For each future N-CSR filing (N-CSR and N-CSRS filings), please include a link to the financial statements of these entities to the extent they are available.
Response:    The Company acknowledges the Staff’s comment and will provide this disclosure in future shareholder reports to the extent such links are available.

Comment 2.    For each future N-CSR filing (N-CSR and N-CSRS filings) please include in the Notes to the Financial Statements for all Funds that they follow the accounting and reporting requirements of investment companies under ASC 946-10-50-1.
Response:    The Company acknowledges the Staff’s comment and will provide this disclosure in future shareholder reports.

Comment 3.    With respect to the Internet Portfolio, please explain how the Portfolio’s 34% holdings in common stocks complies with the Portfolio’s stated investment strategy to invest “at least 80% of its net assets plus any borrowings for investment purposes in common stocks, convertible securities, warrants and other equity securities having the characteristics of common stocks (such as ADRs, GDRs and IDRs), of U.S. and foreign companies engaged in the Internet and Internet‑related activities and whose businesses are vastly improved through the distribution of content and reduction of costs with the use of the Internet, such as content providers, computer hardware and software, venture capital, Internet service providers, Internet portals, wireless/broadband access, e-commerce, financial service companies, auction houses, and telecommunications.”
Response:    The Trust confirms that the Portfolio is now in compliance with its 80% investment policy as previously communicated with the Staff in connection with a recent examination of the Adviser and the Company.

Comment 4.    With respect to the Global Portfolio, please explain how the Portfolio’s 70% investment in U.S. holdings complies with Rule 35d-1 (the “names rule”) and the Portfolio’s stated investment strategy to invest “[at] least 40% of [its] net assets … in companies located outside the U.S.” and to “at all times have exposure to at least three (3) countries, which may include the United States.”
Response:    The Trust responds by confirming that at least 40% of the net assets of the Global Portfolio, measured at the time of purchase, are in fact invested in companies located outside the U.S. and that the Fund has exposure to no less than three (3) countries.

Comment 5.    With respect to the Internet, Paradigm, Global, Small Cap, and Market Opportunities Portfolio, as well as the Kinetics Spin-off and Corporate Restructuring Fund, please confirm how they comply with the Internal Revenue Code diversification rule that with respect to 50% of assets no more than 5% of its assets can be invested in any one company.
Response:    The Company and Trust confirm that the above-referenced Fund and Portfolios are in compliance with the Internal Revenue Code diversification requirements and that any such investments exceeding 5% of a Portfolio’s assets are due to market appreciation.

Comment 6.    With respect to the Certification, for each future N-CSR filing (N-CSR and N-CSRS filings) please be include the required officer designations (i.e., principal executive officer and principal financial officer).
Response:    The Company acknowledges the Staff’s comment and will provide this disclosure in future shareholder reports.

If you have any questions regarding the enclosed, please do not hesitate to contact Chad E. Fickett at chad.fickett@usbank.com.
Sincerely,

/s/ Jay Kesslen
Jay Kesslen
Secretary
Kinetics Mutual Funds, Inc.
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